Exhibit 99.91

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the use in this Registration Statement on Form 40-F of our report dated March 2, 2010, except for notes 3d and 26 which are as of October 15, 2010, relating to the consolidated financial statements of HudBay Minerals Inc. included as exhibit 99.1 in the Registration Statement.

/s/ Deloitte & Touche LLP

Toronto, Canada October 19, 2010	INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
LICENSED PUBLIC ACCOUNTANTS